Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

News Release

For Immediate Release

Investor Contact:	Media Contact:

Tyler Lindwall	Eric Smith
Phone: 612-704-0147	Phone: 720-772-0877
E-mail: investor.relations@vistaoutdoor.com	E-mail: media.relations@vistaoutdoor.com

Vista Outdoor Reports Strong Fourth Quarter Financial Results and Fiscal Year 2024 Financial Results

•Revelyst Q4 Sales Up 1.4% Over Prior Year to $332 Million, Returning to Organic Growth For First Time In Nine Quarters; The Kinetic Group Q4 Sales of $362 Million for Total Q4 Sales of $694 Million

•Revelyst Q4 Operating Income Margin Increased 622 Basis Points Year Over Year and Sequentially, Increased 454 Basis Points, While Doubling Adjusted EBITDA Dollars; The Kinetic Group Q4 Operating Income Margin Decreased 422 Basis Points Year Over Year; The Kinetic Group Q4 Adjusted EBITDA of $100 Million

•Strong Q4 Cash Provided by Operating Activities of $161 Million And Adjusted Free Cash Flow of $161 Million, Driven Largely by Sequential Inventory Reduction of $45 Million, a 6.8% Decrease; Total Debt Decreased $115 Million Sequentially to $720 Million With a Net Debt Leverage Ratio of 1.5x

•Positive Fiscal Year 2025 Outlook: Expect FY25 Sales of $2.665 Billion to $2.775 Billion, Expect Adjusted EBITDA in the Range of $410 Million to $490 Million, Despite Uncertain Macroeconomic Backdrop; Remain Confident In Revelyst's Path to Double Standalone Adjusted EBITDA In FY251

•Revelyst Continues to Build Momentum With GEAR Up Transformation Program; Expect to Drive $100 Million of Run-Rate Cost Savings in FY27; Additional Progress Being Made on Portfolio Optimization Through Sale of RCBS to Hodgdon Powder

•We Have Made Meaningful Progress on Strategic Options: Stockholder Vote for Sale of The Kinetic Group for $1.91 Billion Scheduled for June 14, 2024; Company in Alternate Discussions with MNC on Proposal to Acquire the Company for $37.50 per Share, has Advised MNC to Increased its Offer Price

ANOKA, Minn., May 8, 2024 — Vista Outdoor Inc. (NYSE: VSTO), the parent company of 41 renowned brands that design, manufacture and market sporting and outdoor lifestyle products to consumers around the globe, today reported operating results for the fourth quarter and Fiscal Year 2024 (FY24), which ended on March 31, 2024.
1 Vista Outdoor has not reconciled adjusted EBITDA guidance (on a segment or consolidated basis) to GAAP net income guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort. See page five of this press release for more information. Revelyst Standalone Adjusted EBITDA includes an estimate for corporate costs.

“I am proud of the work our teams at Revelyst and The Kinetic Group have accomplished and our results demonstrate that the strategic direction of Vista Outdoor is the right one,” said Eric Nyman, Co-CEO of Vista Outdoor and CEO of Revelyst. “Across Revelyst, we have undertaken a journey to transform our organization into the leading, global integrated house of brands in the Outdoor industry. Our collective efforts during the fiscal year have enabled us to work through economic uncertainties and challenges, and we have emerged stronger at each step along the way as we transform our business to unlock its full potential. Our GEAR Up transformation strategy has made tremendous progress, providing confidence that our actions will realize $25 to $30 million of run-rate cost savings in Fiscal Year 2025 supporting the potential to double standalone Adjusted EBITDA year-over-year. We are on track for our long-term goal of realizing $100 million of run-rate cost savings in Fiscal Year 2027 from the GEAR Up program.

“We continue to be confident in our ability to receive CFIUS clearance with respect to the CSG transaction, and the Board continues to recommend Vista stockholders vote in favor of the proposal to adopt the merger agreement with CSG,” concluded Nyman.

“The Kinetic Group finished the year strong, achieving our financial guidance and delivering quality EBITDA margins in the high-twenties,” said Jason Vanderbrink Co-CEO of Vista Outdoor and CEO of The Kinetic Group. “We have a strong order position going into the new fiscal year and there are backlogs in several product categories that strengthen our confidence in delivering on financial expectations. Some challenges remain related to higher commodity input costs, including for powder and copper, but pricing actions taken to offset the increased production costs have not impacted open orders.” concluded Vanderbrink.

Note that in the results below when referring to "Revelyst", it comprises three new operating and reportable segments: Revelyst Adventure Sports, Revelyst Precision Sports Technology and Revelyst Outdoor Performance. Please see Vista Outdoor's Annual Report on Form 10-K to be filed later this month for additional information.

Consolidated results for the three months ended March 31, 2024 versus the three months ended March 31, 2023:

•Sales decreased $47 million to $694 million, down 6.4 percent driven by The Kinetic Group, partially offset by an increase in the Revelyst business.

•Gross profit decreased 6.5 percent to $221 million and gross profit margin was relatively flat at 31.8 percent.

•Operating expenses were $158 million. The lower operating expense is primarily due to lower impairment, restructuring, and selling, general, and administrative expenses related to Revelyst, partially offset by increased contingent consideration and GEAR Up restructuring costs.

•Operating income increased to $63 million. Operating income margin was 9.0%. Adjusted operating income was $85 million, down 9.0 percent. Adjusted operating income margin was relatively flat at 12.2 percent.

•Net income increased to $40 million. Net income margin increased to 5.8 percent.

•Adjusted EBITDA decreased 7.5 percent to $109 million. Adjusted EBITDA margin decreased 20 basis points to 15.7 percent.

•Diluted Earnings per Share (EPS) was $0.69 compared with $(5.18) in the prior year period. Adjusted EPS decreased to $1.02, or down 2.9 percent compared with $1.05 in the prior fiscal year period.

For the three months ended March 31, 2024 versus the three months ended March 31, 2023:

Revelyst

•Sales increased 1.4 percent to $332 million driven by increased volume as a result of new product introductions in Revelyst Precision Sports Technology, partially offset by lower volume in Revelyst Outdoor Performance.

•Gross profit increased to $100 million, up 17.3 percent, driven primarily by increased efficiencies, volume, and price, partially offset by increased discounting.

•Operating income (loss) increased 242.7 percent to $12 million driven by increased gross profit and lower selling, general, and administrative costs. Operating income (loss) margin increased 622 basis points to 3.6 percent.

•Adjusted EBITDA increased 209.5 percent to $29 million. Adjusted EBITDA margin increased 590 basis points to 8.8 percent.

The Kinetic Group

•Sales decreased to $362 million, down 12.5 percent, due to lower volume across nearly all categories and lower pricing.

•Gross profit decreased to $121 million, down 20.7 percent driven by decreased volume and price, unfavorable mix, and increased input costs due to inflation.

•Operating income (loss) decreased 24.8 percent to $94 million due to lower gross profit, partially offset by lower selling, general, and administrative costs. Operating income (loss) margin decreased 422 basis points to 25.9 percent.

•Adjusted EBITDA decreased 23.3 percent to $100 million. Adjusted EBITDA margin decreased 392 basis points to 27.7 percent.

Consolidated results for the twelve months ended March 31, 2024 versus the twelve months ended March 31, 2023:

•Sales decreased 10.8 percent to $2.7 billion and organic sales were $2.6 billion, down 14.5 percent, driven primarily by lower volume at The Kinetic Group and Revelyst.

•Gross profit decreased 16.7 percent to $859 million due to lower volume and price at The Kinetic Group and lower organic volume at Revelyst. These decreases were partially offset by lower discounting at The Kinetic Group and increased volume from inorganic business and efficiencies at Revelyst.

•Operating expenses decreased 12.4 percent driven primarily by lower impairment, selling, general, and administrative expenses related to organic business, restructuring, and transaction costs, partially offset by increased selling, general, and administrative expenses related to inorganic business, contingent consideration, planned separation, and GEAR Up restructuring costs.

•Operating income (loss) declined 53.2 percent to $50 million and operating income (loss) margin decreased 166 basis points to 1.8 percent. Adjusted operating income (loss) was $343 million, down 34.1 percent. Adjusted operating income (loss) margin decreased 441 basis points to 12.5 percent.

•Net income (loss) improved to $(6) million. Net income (loss) margin increased to (0.2) percent

•Adjusted EBITDA declined 27.8 percent to $442 million. Adjusted EBITDA margin decreased 378 basis points to 16.1 percent.

•Diluted EPS was $(0.10), up 41.2 percent, compared with $(0.17) in the prior fiscal year. Adjusted EPS declined to $3.86, or down 38.3 percent, compared with $6.26 in the prior fiscal year.

•Cash provided by operating activities was $401 million, compared to $486 million in the prior fiscal year. Adjusted free cash flow was $432 million.

For the twelve months ended March 31, 2024 versus the twelve months ended March 31, 2023:

Revelyst

•Sales declined 2.2 percent to $1.3 billion and organic sales were $1.2 billion, down 10.7 percent, driven by lower volume, increased discounting, and unfavorable mix in Revelyst Adventure Sports and Revelyst Outdoor Performance.

•Gross profit decreased 3.5 percent to $373 million due largely to lower organic volume, increased discounting, and unfavorable mix, partially offset by volume from inorganic business and increased efficiencies.

•Operating income (loss) declined 54.2 percent to $29 million primarily caused by increased selling, general and administrative costs related to prior year acquisitions and lower gross profit, partially offset by lower selling, general, and administrative costs related to organic business. Operating income (loss) margin decreased 251 basis points to 2.2 percent.

•Adjusted EBITDA decreased 21.5 percent to $98 million. Adjusted EBITDA margin decreased 188 basis points to 7.6 percent.

The Kinetic Group

•Sales decreased 17.4 percent to $1.5 billion, driven by lower volume across nearly all categories as channel inventory has normalized, the termination of the Lake City contract at the beginning of the third fiscal quarter in the prior fiscal year, and lower pricing. These decreases were partially offset by increased shipments and lower discounting.

•Gross profit declined 25.7 percent to $486 million driven primarily by decreased volume and price, unfavorable mix, and increased input costs due to inflation. These decreases were partially offset by lower discounting.

•Operating income (loss) decreased 29.4 percent to $390 million, due to lower gross profit, partially offset by decreased selling costs. Operating income (loss) margin decreased 457 basis points to 26.8 percent.

•Adjusted EBITDA decreased 28.0 percent to $416 million. Adjusted EBITDA margin decreased 422 basis points to 28.6 percent.

Fiscal Year 2025 Outlook

"Fiscal Year 2024 was a transformative year for our company with the signing of a definitive agreement with CSG to sell the Kinetic Group for $1.91 Billion, the hiring of key management at Revelyst and the kick-off of the GEAR Up transformation program all while navigating an uncertain macroeconomic backdrop. Sales for Fiscal Year 2024 were $2.7 billion with Adjusted EBITDA of $442 million," said Andrew Keegan, CFO of Vista Outdoor.

"We remained disciplined during the year and prioritized the health of our balance sheet, driving a $100 million reduction in inventory. Additionally, our robust fourth quarter cash provided by operating activities of $161 million and adjusted free cash flow of $161 million allowed us to pay down $115 million of debt during the quarter and improve our net debt leverage ratio to 1.5x.

"Our Fiscal Year 2025 guidance reflects headwinds that include a global powder shortage, increasing input costs, including for copper and powder, and competitive market pricing at The Kinetic Group pressuring the bottom line during the year. At Revelyst, our guidance takes into consideration our expectation that consumers do not meaningfully change their purchasing patterns due to ongoing economic uncertainties and challenges. Sales guidance also excludes a combined approximately $30 million from the divested RCBS brand and the Fiber Energy brand, which suffered a fire at its main production facility. We expect to double our Revelyst standalone adjusted EBITDA during the year primarily driven by the GEAR Up transformation program, contributions from our previously announced April 2023 cost restructuring program, improvements in supply and freight cost and lower expected promotions as compared to Fiscal Year 2024," concluded Keegan.

Vista Outdoor Establishes Fiscal Year 2025 Financial Guidance

Vista Outdoor has not reconciled adjusted EBITDA guidance (on a segment or consolidated basis) to GAAP net income guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort. A reconciliation of adjusted free cash flow guidance to cash provided by operating activities guidance is available on page nine of this press release.

The Company expects:
•Sales in the range of $2.665 billion to $2.775 billion
–The Kinetic Group Sales expected to be approximately $1.425 billion to $1.475 billion
–Revelyst Sales expected to be approximately $1.240 billion to $1.300 billion
•Adjusted EBITDA in the range of $410 million to $490 million
–The Kinetic Group adjusted EBITDA expected to be approximately $350 million to $400 million
–Revelyst adjusted EBITDA expected to be approximately $130 million to $160 million
•Earnings Per Share (EPS) in the range of $3.60 to $4.50

•Cash provided by operating activities in the range of $280 million to $362 million; adjusted Free Cash Flow in the range of $240 million to $320 million
•Effective tax rate of approximately 25.0 percent
•Interest expense in the range of $30 million to $40 million
•Capital expenditures as a percent of sales of approximately 1.5 percent

Earnings Conference Call Webcast Information

Vista Outdoor will hold an investor conference call to discuss its business operations, Fourth Quarter and Fiscal Year 2024 financial results, and provide an update on its business outlook on May 9, 2024, at 9 a.m. ET. The conference call will be accessible through a live webcast. Interested investors and other individuals can access the webcast and view and/or download the earnings press release, including a reconciliation of non-GAAP financial measures, and the related earnings release presentation slides, which will also include detailed segment information, via Vista Outdoor’s website (www.vistaoutdoor.com). Choose "Investors" then "Events and Presentations". For those who cannot participate in the live webcast, a telephone recording of the conference call will be available until June 8, 2024. The telephone number is (866) 813-9403 and the access code is 695314.

Non-GAAP Financial Measures

Non-GAAP financial measures such as adjusted EBITDA, adjusted EBITDA margin, adjusted operating income, adjusted operating income margin, adjusted EPS, adjusted free cash flow, net debt and net debt leverage ratio as included in this press release are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). These non-GAAP measures should be considered in addition to, and not as substitutes for, GAAP measures. Please see the tables below for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

Beginning with the second quarter of fiscal year 2024, we modified our presentation of non-GAAP results and no longer exclude from adjusted results expenses related to retention payments in connection with our acquisitions. These specified expenses that were previously excluded from adjusted results under the line items of transition costs, planned separation costs, and post-acquisition compensation are included in “operating expenses” in our as reported results. The Company made these changes to its presentation of non-GAAP financial measures following comments from, and discussions with, staff members of the U.S. Securities and Exchange Commission (the “SEC”). Prior period adjusted results have been revised for comparability. Revised adjusted EPS includes the negative impact of this change of approximately $0.03 and $0.14 for the three and twelve months ending March 31, 2023. The revised presentation of the reconciliation to previously reported adjusted EPS, and the revised reconciliation to adjusted results for the three and twelve months ended March 31, 2023, is reported below.

Reconciliation of previously reported adjusted EPS

(Unaudited, dollars in thousands, except per share data)	Three months ended March 31, 2023	Twelve months ended March 31, 2023
Transition costs previously specified	$235	$742
Planned separation costs previously specified	—	444
Post-acquisition compensation previously specified	1,497	7,880
Income tax impact	(122)	(1,023)
Decrease in as adjusted net income	$1,610	$8,043

Decrease in adjusted EPS	$0.03	$0.14
Adjusted EPS previously reported	1.08	6.40
Revised adjusted EPS	$1.05	$6.26

Reconciliation of Non-GAAP and Supplemental Financial Measures

In addition to the results prepared in accordance with GAAP, we are providing the information below on a non-GAAP basis, including, adjusted gross profit, adjusted operating expenses, adjusted operating income (loss), adjusted other operating income margin, adjusted interest expense, adjusted taxes, adjusted tax rate, adjusted net income, and adjusted diluted earnings (loss) per share (EPS). Vista Outdoor defines these measures as gross profit, operating expenses, operating income (loss), operating income margin, other income (expense), net, interest expense, taxes, tax rate, net income (loss), and EPS excluding, where applicable, the impact of costs incurred for inventory step-up, transaction and transition costs, executive transition costs, planned separation costs, impairment, restructuring, GEAR Up restructuring, post-acquisition compensation, contingent consideration, debt extinguishment and debt acquisition costs. Vista Outdoor management is presenting these measures so a reader may compare gross profit, operating expenses, operating income (loss), operating income margin, interest expense, taxes, tax rate, net income (loss), and EPS excluding these items, as the measures provide investors with an important perspective on the operating results of the Company. Vista Outdoor management uses these measurements internally to assess business performance, and Vista Outdoor’s definitions may differ from those used by other companies.

Three months ended March 31, 2024
(in thousands except per share amounts and percentages)	Gross profit	Operating expenses	Operating income		Operating income margin	Other expense, net	Interest expense	Taxes	Tax rate	Net income	EPS (1)
As reported	$220,507	$157,976	$62,531		9.0%	$(359)	$(14,861)	$(7,143)	15.1%	$40,168	$0.69
Post acquisition compensation	—	(848)	848			—	—	—		848
Transaction costs	—	(756)	756			—	—	(182)		574
Contingent consideration	—	(2,742)	2,742			—	—	—		2,742
Impairment	—	(1,258)	1,258			—	—	(302)		956
Debt extinguishment	—	—	—			—	2,423	(582)		1,841
Restructuring	—	(450)	450			—	—	(108)		342
Gear Up restructuring	—	(7,478)	7,478			—	—	(1,795)		5,683
Transition costs	—	(542)	542			—	—	(130)		412
Planned separation costs	—	(8,131)	8,131			—	—	(1,951)		6,180
As adjusted	$220,507	$135,771	$84,736		12.2%	$(359)	$(12,438)	$(12,193)	16.9%	$59,746	$1.02

(1) As reported net earnings per share and adjusted net earnings per share are both calculated based on 58,517 diluted weighted average shares of common stock.

Three months ended March 31, 2023
(in thousands except per share amounts and percentages)	Gross profit	Operating expenses	Operating income (loss)		Operating income margin	Other income, net	Interest expense	Taxes	Tax rate	Net income (loss)	EPS (1)
As reported	$235,747	$528,170	$(292,423)		(39.5)%	$744	$(20,120)	$17,464	5.6%	$(294,335)	$(5.18)
Post acquisition compensation	—	5,765	(5,765)			—	—	1,346		(4,419)
Transaction costs	—	(60)	60			—	—	(16)		44
Contingent consideration	—	11,105	(11,105)			—	—	981		(10,124)
Inventory step-up	1,449	—	1,449			—	—	(362)		1,087
Executive transition costs	—	(5,631)	5,631			—	—	(706)		4,925
Impairment	—	(374,355)	374,355			—	—	(25,896)		348,459
Restructuring	—	(13,111)	13,111			—	—	(3,278)		9,833
Transition costs	—	(3,318)	3,318			—	—	(830)		2,488
Planned separation costs	—	(4,448)	4,448			—	—	(1,112)		3,336
As adjusted	$237,196	$144,117	$93,079	$—	12.6%	$744	$(20,120)	$(12,409)	16.8%	$61,294	$1.05

(1) Potential common stock equivalents were excluded from the computation of as reported net loss per share, as their effect was antidilutive. As reported net loss per share is calculated based on 56,776 basic and diluted weighted average shares of common stock. Adjusted net income per share is calculated based on 58,342 diluted shares of common stock.

Year ended March 31, 2024
(in thousands except per share amounts and percentages)	Gross profit	Operating expenses	Operating income	Operating income margin	Other expense, net	Interest expense	Taxes	Tax rate	Net income (loss)	EPS (1)
As reported	$858,985	$808,532	$50,453	1.8%	$(1,988)	$(62,949)	$8,979	62.0%	$(5,505)	$(0.10)
Post acquisition compensation	—	(1,328)	1,328		—	—	—		1,328
Transaction costs	—	(755)	755		—	—	(181)		574
Contingent consideration	—	(5,888)	5,888		—	—	—		5,888
Executive transition costs	—	(1,342)	1,342		—	—	(437)		905
Impairment	—	(220,070)	220,070		—	—	(47,620)		172,450
Debt extinguishment	—	—	—		—	2,423	(582)		1,841
Restructuring	—	(5,604)	5,604		—	—	(1,345)		4,259
Gear Up restructuring	—	(8,279)	8,279		—	—	(1,987)		6,292
Transition costs	—	(7,310)	7,310		—	—	(1,754)		5,556
Planned separation costs	—	(42,179)	42,179		—	—	(10,123)		32,056
As adjusted	$858,985	$515,777	$343,208	12.5%	$(1,988)	$(60,526)	$(55,050)	19.6%	$225,644	$3.86

(1) Potential common stock equivalents were excluded from the computation of as reported net loss per share, as their effect was antidilutive. As reported net loss per share is calculated based on 57,946 basic and diluted weighted average shares of common stock. As adjusted net income per share is calculated based on 58,445 diluted shares of common stock.

Year ended March 31, 2023
(in thousands except per share amounts and percentages)	Gross profit	Operating expenses	Operating income (loss)	Operating income margin	Other income, net	Interest expense	Taxes	Tax rate	Net income (loss)	EPS (1)
As reported	$1,030,897	$923,042	$107,855	3.5%	$2,124	$(59,317)	$(60,380)	119.2%	$(9,718)	$(0.17)
Post acquisition compensation	—	1,017	(1,017)		—	—	375		(642)
Transaction costs	—	(8,105)	8,105		—	—	(1,497)		6,608
Contingent consideration	—	27,508	(27,508)		—	—	1,003		(26,505)
Inventory step-up	9,528	—	9,528		—	—	(2,382)		7,146
Executive transition costs	—	(5,631)	5,631		—	—	(706)		4,925
Impairment	—	(374,355)	374,355		—	—	(25,896)		348,459
Debt issuance	—	—	—		—	785	(196)		589
Restructuring	—	(13,111)	13,111		—	—	(3,278)		9,833
Transition costs	—	(4,315)	4,315		—	—	(1,079)		3,236
Planned separation costs	—	(26,237)	26,237		—	—	(6,559)		19,678
As adjusted	$1,040,425	$519,813	$520,612	16.9%	$2,124	$(58,532)	$(100,595)	21.7%	$363,609	$6.26

(1) Potential common stock equivalents were excluded from the computation of as reported net loss per share, as their effect was antidilutive. As reported net loss per share is calculated based on 56,600 basic and diluted weighted average shares of common stock. As adjusted net income per share is calculated based on 58,104 diluted shares of common stock.

During the three months and fiscal year ended March 31, 2024, we incurred costs that we feel are not indicative of ongoing operations as follows:

•post-acquisition compensation expense related to the Stone Glacier acquisition;
•transaction costs associated with possible and actual transactions, including advisor and legal fees and other costs;
•transition costs for prior acquisitions to integrate into the Company such as professional fees and travel costs;
•executive transition costs for executive search fees and related costs for the transition of our CEO and General Counsel executives;
•costs associated with the planned separation of our Revelyst and The Kinetic Group businesses into two separate companies, including restructuring, and advisory and legal fees;
•impairment expense related to goodwill, indefinite-lived, amortizing intangibles, and long-lived assets;

•restructuring costs related to an over $50 million cost reduction and earnings improvement program, announced during our fourth fiscal quarter of 2023, which includes severance and asset impairments related to product line reassessments, office closures, and headcount reductions across our brands and corporate teams;
•restructuring costs related to our GEAR Up transformation Program, including severance costs and asset impairments related to location closures;
•change in the estimated fair value of the contingent consideration payable related to our acquisitions; and
•costs incurred to write off unamortized debt issuance costs related to our term loan that was paid off during the fourth fiscal quarter.

During the three months ended March 31, 2024, our reported tax (expense) benefit of $(7,143) results in a tax rate of 15.1 percent and our adjusted tax (expense) benefit of $(12,193) results in an adjusted tax rate of 16.9 percent.

During the full year ended March 31, 2024, our reported tax (expense) benefit of $8,979 results in a tax rate of 62.0 percent and our adjusted tax (expense) benefit of $(55,050) results in an adjusted tax rate of 19.6 percent.

During the three months and fiscal year ended March 31, 2023, we incurred costs that we feel are not indicative of ongoing operations as follows:

•inventory step-up costs associated with our acquisitions of Fox and Simms, expensed over their inventory cycles;
•transaction costs associated with possible and actual transactions, including advisor and legal fees and other costs;
•transition costs for prior acquisitions to integrate into the Company such as professional fees and travel costs;
•executive transition costs for severance, executive search fees and related costs for the transition of our CEO and General Counsel executives, who departed the Company during our fourth quarter;
•costs associated with the planned separation of our Revelyst and The Kinetic Group businesses into two separate companies, including restructuring, severance and advisory and legal fees;
•impairment expense related to goodwill and indefinite-lived intangibles;
•restructuring costs related to an over $50 million cost reduction and earnings improvement program, announced during our fourth fiscal quarter of 2023, which includes severance and asset impairments related to product line reassessments, office closures, and headcount reductions across our brands and corporate teams;
•change in the estimated fair value of the contingent consideration payable related to our acquisitions; and
•costs incurred to write off unamortized debt issuance costs related to our 2021 ABL Revolving Credit Facility refinance.

During the three months ended March 31, 2023, our reported tax (expense) benefit of $17,464 results in a tax rate of 5.6 percent and our adjusted tax (expense) benefit of $(12,409) results in an adjusted tax rate of 16.8 percent.

During the full year ended March 31, 2023, our reported tax (expense) benefit of $(60,380) results in a tax rate of 119.2 percent and our adjusted tax (expense) benefit of $(100,595) results in an adjusted tax rate of 21.7 percent.

Free Cash Flow

Free cash flow is defined as cash provided by operating activities less capital expenditures. Vista Outdoor management believes that free cash flow provides investors with an important indication of the cash generated by our business for debt repayment, share repurchases and acquisitions after making the capital investments required to support ongoing business operations. Vista Outdoor management uses free cash flow to assess overall liquidity. Vista Outdoor’s definition of free cash flow may differ from those used by other companies.

Adjusted free cash flow is defined as free cash flow eliminating the cash impact of the following items that are adjusted in our presentation of adjusted net income: transaction costs, transition costs, planned separation costs, post-acquisition compensation, restructuring, GEAR Up restructuring, and executive transition costs. Vista Outdoor management believes that adjusted free cash flow enhances investors’ understanding of the liquidity of our ongoing operations. Adjusted free cash flow is also used by Vista Outdoor to assess employees’ performance and determine their annual incentive payments. Vista Outdoor’s definition of adjusted free cash flow may differ from those used by other companies. During the fourth quarter of fiscal year 2023, we modified our definition of adjusted free cash flow to no longer adjust for applicable tax amounts. Beginning with the second quarter of fiscal year 2024, we modified our presentation of non-GAAP results and no longer exclude from adjusted free cash flow, cash payments related to retention payments in connection with our acquisitions, restructurings, and planned separation. All periods presented have been adjusted for this modification.

(in thousands)	Three months ended March 31, 2024	Year ended March 31, 2024	Year ended March 31, 2023	Projected year ending March 31, 2025
Cash provided by operating activities (as reported)	$160,618	$400,887	$486,185	$279,975 - 361,625
Capital expenditures	(11,116)	(30,534)	(38,810)	~(39,975 - 41,625)
Free cash flow	149,502	370,353	447,375	$240,000 - 320,000
Post acquisition compensation	1,603	1,853	2,984	—
Transaction costs	25	25	9,235	—
Executive transition costs	(418)	3,724	893	—
Restructuring	1,424	6,201	7,140	—
Gear Up restructuring	906	3,406	—	—
Transition costs	328	11,027	1,949	—
Planned separation costs	7,751	34,977	22,504	—
Adjusted free cash flow	$161,121	$431,566	$492,080	$240,000 - 320,000

Organic Sales Reconciliation

Organic sales is a non-GAAP measure of sales growth excluding the material impacts of acquisitions from year-over-year comparisons. Sales are considered inorganic for the twelve months after acquisition. We believe this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth on a consistent basis. This measure is used in assessing achievement of management goals for at-risk compensation. Vista Outdoor's definition of organic sales may differ from those used by other companies. When referring to "Revelyst" in the Non-GAAP reconciliations below, we are referring to the Revelyst business which comprises three new operating and reportable segments: Revelyst Adventure Sports, Revelyst Precision Sports Technology, and Revelyst Outdoor Performance. Please see Vista Outdoor's Annual Report on Form 10-K to be filed later this month for additional information.

	Three months ended		Years ended
(in thousands)	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
The Kinetic Group	$361,586	$413,311	$1,452,627	$1,757,932
Revelyst	332,083	327,431	1,293,436	1,321,875
Sales, net	$693,669	$740,742	$2,746,063	$3,079,807
Less Revelyst acquisitions	—	—	(113,431)	—
The Kinetic Group organic sales, net	$361,586	$413,311	$1,452,627	$1,757,932
Revelyst organic sales, net	332,083	327,431	1,180,005	1,321,875
Organic sales, net	$693,669	$740,742	$2,632,632	$3,079,807

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income before other income (expense), interest, taxes, and depreciation and amortization, excluding the non-recurring and non-cash items referenced above. We calculate “Adjusted EBITDA margins” as Adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on the Company’s core profitability and help investors analyze underlying trends in the Company’s business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as a substitute for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies.

Segment Adjusted EBITDA Reconciliation

	Three months ended March 31, 2024			Year ended March 31, 2024
(in thousands except percentages)	The Kinetic Group	Revelyst	Total	The Kinetic Group	Revelyst	Total
Segment operating income (1)	$93,801	$12,082	$105,883	$389,960	$28,607	$418,567
Depreciation and amortization	6,465	17,052	23,517	25,813	69,677	95,490
Adjusted segment EBITDA	$100,266	$29,134	$129,400	$415,773	$98,284	$514,057
Adjusted segment EBITDA margin	27.7%	8.8%		28.6%	7.6%

	Three months ended March 31, 2023			Year ended March 31, 2023
(in thousands except percentages)	The Kinetic Group	Revelyst	Total	The Kinetic Group	Revelyst	Total
Segment operating income (loss) (1)	$124,659	$(8,468)	$116,191	$552,232	$62,423	$614,655
Depreciation and amortization	6,136	17,881	24,017	25,087	62,829	87,916
Adjusted segment EBITDA	$130,795	$9,413	$140,208	$577,319	$125,252	$702,571
Adjusted segment EBITDA margin	31.6%	2.9%		32.8%	9.5%

(1) We do not calculate GAAP net income at the segment level, but have provided segment operating income as a relevant measurement of profitability. Segment operating income does not include interest expense and taxes as well as other non-cash and non-recurring items. Segment operating income is reconciled to our consolidated net income in the segment income to consolidated net income reconciliation table included in this press release.

Consolidated Adjusted EBITDA Reconciliation

	Three months ended		Years ended
(in thousands except percentages)	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Net income (loss)	$40,168	$(294,335)	$(5,505)	$(9,718)
Other expense (income), net	359	(744)	1,988	(2,124)
Interest expense, net	14,861	20,120	62,949	59,317
Income tax provision (benefit)	7,143	(17,464)	(8,979)	60,380
Depreciation and amortization	24,484	24,998	99,291	92,089
Post acquisition compensation	848	(5,765)	1,328	(1,017)
Transaction costs	756	60	755	8,105
Contingent consideration	2,742	(11,105)	5,888	(27,508)
Inventory step-up	—	1,449	—	9,528
Executive transition costs	—	5,631	1,342	5,631
Impairment	1,258	374,355	220,070	374,355
Restructuring	450	13,111	5,604	13,111
Gear Up restructuring	7,478	—	8,279	—
Transition costs	542	3,318	7,310	4,315
Planned separation costs	8,131	4,448	42,179	26,237
Adjusted EBITDA	$109,220	$118,077	$442,499	$612,701
Adjusted EBITDA margin	15.7%	15.9%	16.1%	19.9%
Segment Income to Consolidated Net Income Reconciliation

	Three months ended		Years ended
(in thousands)	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Segment income	$105,883	$116,191	$418,567	$614,655
Corporate costs and expenses (1)	(43,352)	(408,614)	(368,114)	(506,800)
Operating income	$62,531	$(292,423)	$50,453	$107,855
Other income, net	(359)	744	(1,988)	2,124
Interest expense, net	(14,861)	(20,120)	(62,949)	(59,317)
Income tax (provision) benefit	(7,143)	17,464	8,979	(60,380)
Net Income	$40,168	$(294,335)	$(5,505)	$(9,718)

(1) Includes corporate overhead and certain non-recurring items as described in the schedules to this release

Net Debt and Net Debt Leverage Ratio

Net debt is defined as total debt less cash and cash equivalents. Net debt leverage ratio is defined as net debt as of the balance sheet date divided by adjusted EBITDA for the twelve months then ended. We believe that using net debt is useful to investors in determining our leverage ratio since we could choose to use cash and cash equivalents to retire debt. Vista Outdoor’s definitions may differ from those used by other companies.

Net Debt and Net Debt Leverage Ratio Reconciliation

(in thousands)	As of March 31, 2024
Total Debt Outstanding	$720,000
Less: Cash	(60,271)
Net Debt	$659,729

(in thousands except ratio)	Twelve months ended March 31, 2024
Net loss	$(5,505)
Other expense, net	1,988
Interest expense, net	62,949
Income tax benefit	(8,979)
Depreciation and amortization	99,291
Post acquisition compensation	1,328
Transaction costs	755
Contingent consideration	5,888
Executive transition costs	1,342
Impairment	220,070
Restructuring	5,604
Gear Up restructuring	8,279
Transition costs	7,310
Planned separation costs	42,179
Adjusted EBITDA	$442,499
Net debt leverage ratio	1.5

About Vista Outdoor Inc.

Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our Revelyst and The Kinetic Group businesses provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.VistaOutdoor.com.

Forward-Looking Statements

Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.'s ("Vista Outdoor", "we", "us", or "our") plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor Inc, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v)

the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. All fourth quarter and full year 2024 financial information in this press release is preliminary, based on our estimates and subject to completion of our financial closing procedures. Final results for the full year, which will be reported in our Annual Report on Form 10-K for the fiscal year 2024, might vary from the information in this press release. In particular, until our financial statements are issued in our Annual Report on Form 10-K, we might be required to recognize certain subsequent events (such as in connection with contingencies or the realization of assets) which could affect our final results.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

VISTA OUTDOOR INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

	Three months ended		Years ended
(Amounts in thousands except per share data)	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Sales, net	$693,669	$740,742	$2,746,063	$3,079,807
Cost of sales	473,162	504,995	1,887,078	2,048,910
Gross profit	220,507	235,747	858,985	1,030,897
Operating expenses:
Research and development	13,094	12,776	49,644	44,209
Selling, general, and administrative	144,882	141,039	540,076	504,478
Impairment of goodwill and intangibles	—	374,355	218,812	374,355
Operating income (loss)	62,531	(292,423)	50,453	107,855
Other (expense) income, net	(359)	744	(1,988)	2,124
Interest expense, net	(14,861)	(20,120)	(62,949)	(59,317)
Income (loss) before income taxes	47,311	(311,799)	(14,484)	50,662
Income tax (provision) benefit	(7,143)	17,464	8,979	(60,380)
Net income (loss)	$40,168	$(294,335)	$(5,505)	$(9,718)
Earnings (loss) per common share:
Basic	$0.69	$(5.18)	$(0.10)	$(0.17)
Diluted	$0.69	$(5.18)	$(0.10)	$(0.17)

Weighted-average number of common shares outstanding:
Basic	58,165	56,776	57,946	56,600
Diluted	58,517	56,776	57,946	56,600

VISTA OUTDOOR INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(preliminary and unaudited)

	March 31,
(Amounts in thousands except share data)	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$60,271	$86,208
Net receivables	355,903	339,373
Net inventories	609,999	709,897
Income tax receivable	9,113	—
Other current assets	39,836	60,636
Total current assets	1,075,122	1,196,114
Net property, plant, and equipment	201,864	228,247
Operating lease assets	107,007	106,828
Goodwill	318,251	465,709
Net intangible assets	627,636	733,176
Deferred income tax assets	12,895	—
Deferred charges and other non-current assets, net	59,605	68,808
Total assets	$2,402,380	$2,798,882
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$—	$65,000
Accounts payable	163,411	136,556
Accrued compensation	56,983	60,719
Accrued income taxes	—	6,676
Federal excise, use, and other taxes	35,552	38,543
Other current liabilities	129,352	146,377
Total current liabilities	385,298	453,871
Long-term debt	717,238	984,658
Deferred income tax liabilities	—	40,749
Long-term operating lease liabilities	105,699	103,313
Accrued pension and postemployment benefits	22,866	25,114
Other long-term liabilities	44,982	59,384
Total liabilities	1,276,083	1,667,089
Commitments and contingencies
Common stock—$.01 par value:
Authorized—500,000,000 shares
Issued and outstanding—58,238,276 shares as of March 31, 2024 and 57,085,756 shares as of March 31, 2023	582	570
Additional paid-in-capital	1,653,089	1,711,155
Accumulated deficit	(236,033)	(230,528)
Accumulated other comprehensive loss	(74,348)	(80,802)
Common stock in treasury, at cost—5,726,163 shares held as of March 31, 2024 and 6,878,683 shares held as of March 31, 2023	(216,993)	(268,602)
Total stockholders' equity	1,126,297	1,131,793
Total liabilities and stockholders' equity	$2,402,380	$2,798,882

VISTA OUTDOOR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(preliminary and unaudited)

	Years Ended March 31
(Amounts in thousands)	2024	2023
Operating Activities
Net income	$(5,505)	$(9,718)
Adjustments to net income to arrive at cash provided by operating activities:
Depreciation	49,145	48,126
Amortization of intangible assets	50,146	43,963
Amortization of deferred financing costs	10,098	6,702
Impairment of goodwill and intangibles	218,812	374,355
Impairment of long-lived assets	4,462	—
Change in fair value of contingent consideration	5,855	(27,510)
Deferred income taxes	(54,988)	(43,177)
Gain on foreign exchange	(624)	(1,249)
Loss on disposal of property, plant, and equipment	1,326	1,719
Share-based compensation	11,450	28,119
Changes in assets and liabilities:
Net receivables	(13,480)	66,860
Net inventories	105,884	18,537
Accounts payable	29,500	(33,596)
Accrued compensation	(3,847)	(25,803)
Accrued income taxes	(19,627)	59,679
Federal excise, use, and other taxes	(2,991)	(3,311)
Pension and other postretirement benefits	1,333	1,988
Other assets and liabilities	13,938	(19,499)
Cash provided by operating activities	400,887	486,185
Investing Activities
Capital expenditures	(30,534)	(38,810)
Proceeds from note receivable	—	10,683
Acquisition of businesses, net of cash received	(16,478)	(761,589)
Proceeds from the disposition of property, plant, and equipment	328	47
Cash used for investing activities	(46,684)	(789,669)
Financing Activities
Proceeds from credit facility	204,000	468,000
Repayments of credit facility	(339,000)	(283,000)
Proceeds from issuance of long-term debt	—	350,000
Payments on long-term debt	(205,000)	(145,000)
Payments made for debt issue costs and prepayment premiums	(63)	(17,209)
Proceeds from exercise of stock options	162	4,213
Payments made for contingent consideration	(22,573)	(706)
Payment of employee taxes related to vested stock awards	(17,967)	(9,090)
Cash (used for) provided by financing activities	(380,441)	367,208
Effect of foreign currency exchange rate fluctuations on cash	301	(100)
Increase (decrease) in cash and cash equivalents	(25,937)	63,624
Cash and cash equivalents at beginning of year	86,208	22,584
Cash and cash equivalents at end of year	$60,271	$86,208